Mail Stop 4561

February 7, 2008

Mr. Kent W. Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

      Re: **Extra Space Storage Inc.**
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 1-32269

Dear Mr. Christensen:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief